Exhibit(a)(1)(xvi)

Euronext: LG, NYSE: LR	Paris, March 6, 2006
Lafarge Extends Cash Tender Offer
for Outstanding Minority Shares of Lafarge North America
      Lafarge S.A., the world leader in building materials, and owner of a 53.2% majority stake in Lafarge North America Inc. (NYSE & TSX: LAF), today announced that it has extended the expiration date of its cash tender offer (the “Offer”) of US$75.00 per share for the remaining 46.8% minority stake it does not own until midnight, New York City time, on Monday, April 3, 2006.
      The extension of the Offer was made at the request of the special committee of the board of directors of Lafarge North America. The special committee today notified the shareholders of Lafarge North America that it has determined that it is unable at the current time to take a position with respect to the Offer. The extension will thus provide the special committee with additional time to develop its position or recommendation, if any, with respect to the Offer.
      The Offer was previously scheduled to expire at midnight on Monday, New York City time, March 20, 2006. Having been extended by 10 business days, the Offer now will expire at midnight on Monday, New York City time, April 3, 2006, unless further extended. The Offer is at a price of US$75.00 per share in cash and upon the other terms and conditions set forth in the Offer to Purchase, dated February 21, 2006.
      Concurrently with the extension of the expiration date of the Offer, Lafarge also announced that it has extended the term of its cash offer of US$75.00 per share for all outstanding exchangeable preference shares of Lafarge Canada Inc. (TSX: LCI.PR.E), a subsidiary of Lafarge North America Inc., to midnight, New York City time, on Monday, April 3, 2006.
      Lafarge North America shareholders and other interested parties are urged to read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase and any other documents relating to the tender offer that are filed with the United States Securities and Exchange Commission (the “SEC”) because they contain important information. Lafarge North America shareholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting Innisfree M&A Incorporated, the Information Agent for the transaction, at (877) 825-8730 for English speakers, (877) 825-8777 for French speakers or (212) 750-5833 for banks and brokers calling collect.
Notes to Editors:
Lafarge, the world leader in building materials, holds top-ranking positions in all four of its divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs approximately 80,000 people in 75 countries and posted sales of €16 billion in 2005. Additional information is available on the web site at www.lafarge.com.
Lafarge North America is one of the largest publicly traded construction materials providers in North America. Lafarge North America today is a 53.2%-owned subsidiary of Lafarge.

COMMUNICATIONS:	INVESTOR RELATIONS:
Stéphanie Tessier	Yvon Brind’Amour
33-1 44-34-92-32	33-1 44-34-92-93
stephanie.tessier@Lafarge.com	yvon.brindamour@Lafarge.com
Louisa Pearce-Smith/Lucy Wadge	Danièle Daouphars
33-1 44-34-58-30	33-1 44-34-92-93
daniele.daouphars@Lafarge.com